EXHIBIT 99.1

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 1 of 17
--------------------------------------------------------------------------------

                     CBD announced the results of the fourth
                quarter 2002 and the accumulated results of 2002

Sao Paulo, Brazil, 19 February 2003 - Companhia Brasileira de Distribuicao (CBD)
- (BOVESPA: PCAR4; NYSE: CBD), today announced fourth quarter and 2002 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method, and the comparisons refer to the fourth quarter of 2001 and to the year of 2001.

--------------------------------------------------------------------------------
V Annualized gross sales reached R$ 11.7 billion, with a 18.4% growth compared to 2001;

V Net sales grew 24.2% in the 4th quarter, accumulating a 17.4% growth in the year;

V CBD invests in price competitiveness in the fourth quarter: gross margin of 26.9%, accumulating 28.0% in the year;

V Operational Expenses reach 18.5% of the quarter's net sales, accumulating 19.7% in the year (20.0% in the quarter and in the year 2001);

V EBITDA margin of 8.3% in the quarter, accumulating 8.3% in the year of 2002, versus 7.9% in 2001;

V EBITDA of R$ 789.9 million, with a 24.5% growth (excluding the extraordinary expenses);

V Net income of R$ 102.5 million in the quarter, accumulating R$ 245.1 million in the year (R$ 272.6 million excluding the non-recurring extraordinary expenses from the Se Supermercados chain);

V Gains in the working capital management: inventory turnover of 37.7 days and average payment terms with suppliers of 45.1 days, against 41.5 and
     39.5 days, respectively, in 2001.
--------------------------------------------------------------------------------

                               [Graphics Omitted}

Companhia Brasileira de Distribuicao (CBD) operates 500 stores in 12 Brazilian states. CBD works with four formats: supermarkets (Pao de Acucar and Barateiro divisions), hypermarkets (Extra) and electronic products/home appliances stores (Extra Eletro). CBD also operates stores under the Se and Comprebem banners.

Comments on Sales Performance
--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 2 of 17
--------------------------------------------------------------------------------


                             2002 was marked by a strong confidence crisis, originated from the turmoil in the political and economic scenario of the period. The instability generated by the presidential election and the soaring dollar (valuation of more than 50% in the year), together with the slowdown of the United States economy and the worsening of the Argentine crisis, reflected in the increase of the interest rates, inflation and country risk. As consequence, the consumer's confidence level was negatively affected.

Annualized gross             Even in this unfavorable environment, in 2002, the
sales reached R$             Company registered gross sales of R$ 11,154.1
11.7 billion in the          million and net sales of R$ 9,454.7 million,
year 2002                    representing growth rates of 17.0% and 17.4%,
                             respectively. The gross sales, if annualized with the sales of the acquired chains, reached R$ 11.7 billion, representing a 18.4% growth against 2001.

                             In the 4th quarter of 2002, our gross sales totaled R$ 3,404.2 million and net sales R$ 2,890.0 million, representing a growth of 23.7% and 24.2%, respectively, in comparison with the same period of last year.

Same stores sales            In the same stores basis, CBD registered a net
grew 4.0% in the             sales growth of 8.8% in the 4th quarter,
year                         accumulating 4.0% in the year, and these figures
                             were higher than the initial goals of 6.0% and 3.5%, respectively.

                             In the total of the year, same stores sales of food products increased 5.0%, while non-food products registered an increase of 0.1%. Non-food products' performance reflects the consumer's caution in a high interest rates scenario.

                             The Pao de Acucar Division continued the process of updating and refurbishing the stores, converting them into the "Second Generation" concept, with a large section of perishables itens, differentiated products and services and high technology. The majority of the units were already converted to this new store standard. We highlight the launch of the line of Pao de Acucar private-brand products, with emphasis in differentiated and high value added products. Pao de Acucar Mais card reached around 2

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 3 of 17
--------------------------------------------------------------------------------


                             million families and identified around 54% of the sales in that format.

Best performance of          In 2002, the Barateiro Division had the best sales
Barateiro Division           performance among the Company's formats, proving
reflects the changes         the sustainability of the changes implemented in
occurred in 2001             the format during 2001. The progress made during
                             the year originated from a larger assortment of products and services to the consumers, reformulation of the private-brand products, store layout and environment, narrowing the relationship with the community (including the introduction of the concept CompreBem Barateiro), improvement in the consumer's assistance and loyalty actions through the Clube Barateiro card.

                             With the aim of strengthening the convenience concept of the hypermarkets and increasing the customer traffic in the stores, the Extra Division continued investing in the efficiency and quality of perishables operation, in increasing the line of private-brand labels products and in the offer of services such as gas stations and drugstores with the Extra brand. This Division evolved gradually during the year, reaching a two-digit growth in the concept "same stores" in the 4th quarter.

Extra registered 2           The year 2002 was also marked by the incorporation
digit growth in 4th          of the Eletro format by the Extra Division. The
quarter                      main benefits of this merger were the synergies in
                             the categories and purchases management strategy, and the human resources and marketing expenses dilution.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 4 of 17
--------------------------------------------------------------------------------

Net Sales Evolution - Consolidated*
Variation 2002/2001 (%)

                1-02    2-02     3-02     4-02     5-02     6-02     7-02     8-02     9-02     10-02     11-02     12-02

Same Stores     -1.4%   -2.8%    7.1%     -7.8%    7.2%     3.3%     5.3%     7.7%     2.6%     8.6%      11.7%     7.0*%

Total Stores     5.9%    4.8%   15.7%      1.5%   17.3%    12.8%    24.8%    28.6%    22.6%    27.4%      28.6%    18.8%

* Same stores sales figures include only stores which have been operating for at least 12 months.
Note: If deflated by IPCA, sales in 2002 registered a performance of 7.9% for all stores (17.4% in nominal terms) and -4.3% for same stores sales (4.0% in nominal terms).

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 5 of 17
--------------------------------------------------------------------------------

Comments on the Results


Efficiency gains and         In 2002, CBD registered a gross profit of R$
investments in price         2,645.1 million, with a 17.7% growth over the
competitiveness              previous year. The gross margin of the period was
                             of 28.0%, slightly higher than the margin of 27.9% calculated in 2001. It is worth mentioning that while we obtained gains in negotiations with suppliers, category management and losses prevention (the losses were reduced from 1.6% to 1.3%), we also invested in the price competitiveness, with a positive reflex in sales, market share and dilution of operational expenses.

                             This scenario was very evident in the 4th quarter, when, due to a quite promotional environment, mainly in November on the anniversary of the Extra Division, the gross margin was 26.9%, inferior than the 28.0% presented in the previous year.

Larger dilution of           If the gross margin presented itself in a lower
operational expenses         level, it is worth mentioning the positive effect
                             of this strategy in the dilution of the operational expenses, which represented 19.7% of the net sales in the year (20.0% in 2001) and reached 18.5% in the 4th quarter (20.0% in the 4th quarter of 2001).

                             The Company's EBITDA reached R$ 781.2 million and grew 23.1% in 2002 or 24.5%, if we exclude the extraordinary expenses of R$ 8.7 million with the acquisition of Se (registered in the 3rd quarter). In the 4th quarter, EBITDA reached R$ 240.5 million, with a 29.6% growth.

EBITDA margin of             The EBITDA margin registered in 2002 was of 8.4%,
8.3% in 2002                 excluding the extraordinary expenses, which meant
                             an improvement over the 8.0% margin obtained in 2001. In the 4th quarter, even with a gross margin lower than 2001's level, the EBITDA margin was of 8.3%, quite superior to the 8.0% presented in 2001.
                             This factor reflects positively in the gains of scale obtained by the Company in recent years, which allows for an increased price competitiveness, without deterioration of operational margin.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 6 of 17
--------------------------------------------------------------------------------


                             The Company's financial result was R$ 162.9 million negative, while in 2001 the Company presented a net financial income of R$ 3.1 million. The decrease of the financial result is explained by 3 main factors: increase of funding costs for short-term financing (funding for receivables), extraordinary financial expenses of R$ 18.8 million from Se's acquisition (interest in arrears) and the market still slow in the non food segment and consequently reduced income with credit. In the 4th quarter, CBD presented net financial expenses of R$ 102.7 million, versus a net financial income of R$ 33.4 million in the same period of 2001.

CBD is not exposed to        It is worth mentioning that CBD is not exposed to
the effects of               the effects of the currency variations, as since
exchange variations          1999 the Company has had a rule of adopting swap
                             mechanisms for CDI [Interbank rate] in its debt in foreign currency.

Net Income of                In 2002, the Company registered an Income Tax
R$ 245.1 million             credit of R$ 117.8 million, mainly due to the tax
accumulated in the           credits on fiscal losses from previous years. The
year                         net income of the year was R$ 245.1 million, 2.2%
                             below the result calculated for 2001 (net income of R$ 250.7 million). If we exclude the extraordinary expenses with Se, net income was of R$ 272.6 million, 8.7% higher than 2001's profit. In the 4th quarter, the Company obtained a net income of R$
                             102.5 million that compares to a profit of R$ 115.6 million in the 4th quarter of 2001.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 7 of 17
--------------------------------------------------------------------------------

                             In 2002, the investments, excluding acquisitions, totaled R$ 683.0 million mainly directed to opening new stores, renovations and the conversion of the acquired chains to CBD's formats. The main highlights of the year were:

                             (i)   Opening new stores
                                   - 5 new Extra stores (2 stores in the city of Sao Paulo, 1 in the Great Sao Paulo, 1 store in the Federal District and 1 in Goias)
                                   - 4 Pao de Acucar stores (3 in Parana and 1 in the Federal District)
                                   -   7 Barateiro stores (all in Sao Paulo
                                       state, being 2 on the coast)
                             (ii)  Store Remodelings
                                   -   23 Pao de Acucar stores
                                   -   19 Barateiro stores;
                                   -   5 Extra hypermarkets
                             (iii) Store conversions
                                   -   all the ABC chain stores were converted
                                       to the ABC-Barateiro format
                                   -   13 stores of Se chain were converted to
                                       Pao de Acucar
                                   -   3 stores of Se chain were converted to
                                       Barateiro
                                   -   1 store of Se chain was converted to
                                       Extra
                             (iv)  the acquisition of strategic plots of land;
                             (v) Inauguration of a new Distribution Center in Recife
                             (vi)  Investments in information technology,
                                   database and software.

                             In addition, CBD acquired the 60 stores of Se Supermercados' chain in the state of Sao Paulo and reintegrated 12 stores of Comprebem chain, in the state of Pernambuco.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 8 of 17
--------------------------------------------------------------------------------

Working Capital

The year 2002 was important for the Company regarding the working capital management, which reached 7.4 days, with a gain of 9.4 days over 2001, due to a faster turnover of our inventories, together with longer terms with our suppliers. All this reflects the Company's effort to increase the operation's efficiency, as well as the commercial area restructuring that occurred in 2001 and the maturing of all the investments made in the distribution (78% of centralization in 2002) and information technology (98% of the suppliers operating via our system pd@net).



Days                                   2002                  2001

Inventory                              37.7                  41.5

Supplier                               45.1                  39.5

Working Capital                         7.4                  -2.0

                                        9.4 days              9.4 days


Proposed dividends

In 31 December 2002, the Management proposed, for deliberation by the Annual General Meeting - AGM, that the dividends were to be distributed as follows:

Net Income of the year                       R$ 245.1 million
Realization of unrealized profits            R$ 4.9 million
Legal Reserve                                R$ 12.3 million

Dividends calculation basis                  R$ 237.7 million

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                    Page 9 of 17
--------------------------------------------------------------------------------


Dividends (25%)                              R$ 59.4 million (R$ 0.52516/per
                                             1,000 shares)


--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 10 of 17
--------------------------------------------------------------------------------


Stores by Division

                   ------------------------------------------------------------------  -----------------------------
                   Pao de               Extra-                  Se and                  Sales area     Number of
                     Acucar     Extra   Eletro    Barateiro   Comprebem*      CBD          (m2)        Employees

12/31/01              176        55        62        150                      443        866,280        52,060
Open                   -          -         -         1                        1
Closed                 -          -        (4)       (2)                      (6)
Converted              -          -         -         -                        -
03/31/02              176        55        58        149                      438        858,515        51,128
Open                   2          1         -         -                        3
Closed                (2)        (1)        -        (5)                      (8)
Converted              -          -         -         -                        -
06/30/02              176        55        58        144           -          433        859,939        51,794
Open                   1          2         -         -           72          75
Closed                (1)         -         -        (3)          (5)         (9)
Converted              -          -         -         -            -           -
09/30/02              176        57        58        141          67          499        967,472        57,026
Open                   1          2                   6                        9
Closed                (2)                  (4)       (2)                      (8)
Converted              13         1                   3          (17)          -
12/31/02              188        60        54        148          50          500        979,723        57,898

* During the 3rd quarter, 4 acquired stores from Se chain and 1 store reintegrated of the Comprebem chain were closed.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 11 of 17
--------------------------------------------------------------------------------


CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

-------------------------------------------------------------------------------------------------------------------------
                                                       4th Quarter                       Accumulated in the year
                                         --------------------------------------------------------------------------------
              Thousand R$                   2002          2001           %           2002            2001          %
-------------------------------------------------------------------------------------------------------------------------

Net Sales Revenue                          2,889,992     2,327,344        24.2%      9,454,669       8,054,853     17.4%

Cost of Goods Sold                       (2,113,611)   (1,675,177)        26.2%    (6,809,588)     (5,807,652)     17.3%

Gross Profit                                 776,381       652,167        19.0%      2,645,081       2,247,201     17.7%

Operating Expenses (Income)

     Selling Expenses                      (443,431)     (361,105)        22.8%    (1,513,825)     (1,287,991)     17.5%
     General and Administrative             (92,413)     (105,482)       -12.4%      (350,066)       (324,740)      7.8%

Total Operating Expenses                   (535,844)     (466,587)        14.8%    (1,863,891)     (1,612,731)     15.6%

Earnings before interest, taxes,
depreciation and amortization EBITDA         240,537       185,580        29.6%        781,190         634,470     23.8%

Depreciation                                (84,262)      (58,987)        42.8%      (273,081)       (218,084)     25.2%
Amortization of the Deferred Assets         (45,762)      (35,847)        27.7%      (140,536)       (112,672)     24.7%

Earnings before interest, taxes-EBIT         110,513        90,746        21.8%        367,573         303,714     21.0%

Taxes and Charges                           (28,189)       (7,889)       257.3%       (71,456)        (43,118)     65.7%

Financial Income                              57,141       113,578       -49.7%        438,788         422,453      3.9%
Financial Expenses                         (155,390)      (75,724)       105.2%      (583,827)       (401,431)     45.4%
Currency Variation                           (4,479)       (4,479)         0.0%       (17,910)        (17,910)      0.0%
      Net Financial Income (Loss)          (102,728)        33,375                   (162,949)           3,112
      ---------------------------

Equity Income                                (5,091)       (2,530)                    (10,357)           2,995
Operating Results                           (25,495)       113,702      -122.4%        122,811         266,703    -54.0%

Non-Operating Results                          1,894          (97)                       4,480           1,851    142.0%

Income Before Income Tax                    (23,601)       113,605      -120.8%        127,291         268,554    -52.6%

 Income Tax                                  126,074         2,041                     117,831        (17,821)

-------------------------------------------------------------------------------------------------------------------------

Net Income                                   102,473       115,646       -11.4%        245,122         250,733     -2.2%

Net Income (Loss) per 1,000 shares              0.91          1.02       -10.8%           2.17            2.22     -2.3%

No of shares (per 1,000)                 113,186,139   113,061,139                 113,186,139     113,061,139

-------------------------------------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                                   26.9%         28.0%                       28.0%           27.9%

Total Operating Expenses                      -18.5%        -20.0%                      -19.7%          -20.0%
   Selling Expenses                           -15.3%        -15.5%                      -16.0%          -16.0%
   General and Administrative                  -3.2%         -4.5%                       -3.7%           -4.0%

EBITDA                                          8.3%          8.0%                        8.3%            7.9%

Adjusted EBITDA *                                                                         8.4%            8.0%

Depreciation                                   -2.9%         -2.5%                       -2.9%           -2.7%
Amortization of the Deferred Assets            -1.6%         -1.5%                       -1.5%           -1.4%

EBIT                                            3.8%          3.9%                        3.9%            3.8%
Taxes and Charges                              -1.0%         -0.3%                       -0.8%           -0.5%
Net Financial Income (Expense)                 -3.6%          1.4%                       -1.7%            0.0%

Income Before Income Tax                       -0.8%          4.9%                        1.3%            3.3%

 Income Tax                                     4.4%          0.1%                        1.2%           -0.2%

Net Income (Loss)                               3.5%          5.0%                        2.6%            3.1%
-------------------------------------------------------------------------------------------------------------------------

*Excluding the extraordinary expenses with Se's acquisition of R$ 8.7 million in 2002 and R$ 7.0 million

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 12 of 17
--------------------------------------------------------------------------------

from the restructuring process in 2001.

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 13 of 17
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD

----------------------------------------------------------------------------------------------------------------------
                        Thousand R$                            4th Quarter/02     3rd Quarter/02     4th Quarter/01
----------------------------------------------------------------------------------------------------------------------
                           ASSETS
Current Assets                                                     3,733,022          3,152,361          2,886,731
     Cash and Banks                                                  141,463             68,570            137,418
     Short-Term Investments                                          993,695          1,055,682            910,671
     Credit                                                        1,087,891          1,035,417            975,587
    Customer credit financing                                        233,809            237,544            301,834
           Post-Dated Checks                                         116,310             98,450            106,359
           Credit Cards                                              644,089            545,993            517,302
           Food vouchers and others                                  124,870            181,811             91,855
           Allowance for Doubtful Accounts                          (31,187)           (28,381)           (41,763)
     Inventories                                                     980,794            705,720            686,103
     Advances to suppliers and employees                              12,351              8,886             23,307
     Taxes recoverable                                               347,891            166,645             77,429
     Others                                                          168,937            111,441             76,216
Long-Term Receivables                                                667,610            498,362            411,956
     Deferred Income Tax                                             257,753            125,655            105,067
     Accounts Receivable                                             285,735            270,525            223,798
     Others                                                          124,122            102,182             83,091
Permanent Assets                                                   4,787,058          4,658,723          3,982,452
     Investments                                                     271,088            374,061            123,884
     Properties and Equipment                                      3,741,504          3,534,270          3,006,413
     Deferred Charges                                                774,466            750,392            852,155
           Goodwill                                                  669,254            630,663            677,088
            Currency Variation                                         4,478              8,957             22,388
           Pre-operating expenses                                    100,734            110,772            152,679
                        TOTAL ASSETS                               9,187,690          8,309,446          7,281,139
                        ------------
                        LIABILITIES

Current Liabilities                                                3,229,408          2,801,451          2,380,520
     Suppliers                                                     1,409,616            773,910            813,525
     Financing*                                                    1,486,120          1,792,426          1,241,594
     Payable on Purchase of Assets                                                        5,970             35,207
     Debentures                                                       79,991             16,606             12,984
     Taxes                                                            35,534             51,451             40,350
     Salaries and Payroll Charges                                     98,030            118,364            101,267
     Dividends                                                        59,441                  -             60,774
     Interest on own capital                                               -                  -                  -
     Others                                                           60,676             42,724             74,819
Long-Term Liabilities                                              2,366,242          1,961,398          1,496,729
     Financing*                                                      873,416            956,624            734,079
     Payable on Purchase of Assets                                                       15,122             27,217
     Debentures                                                      476,258            110,636            124,141
     Taxes in Installments                                                               13,208                133
   Provision for Income Tax                                           92,519             60,908             89,048
     Provision for Contingencies                                     896,472            804,900            522,111
     Others                                                           27,577
Shareholder's Equity                                               3,592,040          3,546,597          3,403,890
   Capital                                                         2,749,774          2,747,364          2,252,361
   Capital Reserves                                                  344,242            344,242            348,292
   Profit Reserves                                                   498,024            454,991            803,237

                     TOTAL LIABILITIES                             9,187,690          8,309,446          7,281,139
                     -----------------
----------------------------------------------------------------------------------------------------------------------

* CBD is not exposed to the currency variations effects, as the Company contracts swap mechanisms linked to the CDI's [Interbank rate] variation in its debt in foreign currency.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 14 of 17
--------------------------------------------------------------------------------


Net Sales Breakdown per Division - Consolidated
In thousand R$ - nominal (Corporate Law)

                     ---------------------------------------------------- -----------
OCTOBER                     2002           %          2001          %       Var.(%)
------------------------------------------------------------------------- -----------
Pao de Acucar              237,504        28.8      213,271         32.9      11.4
Extra                      368,297        44.6      313,907         48.4      17.3
Barateiro                  133,221        16.1       92,391         14.3      44.2
Extra-Eletro                26,534         3.2       28,722          4.4      -7.6
Se + Comprebem              60,594         7.3            -          -           -
------------------------------------------------------------------------- -----------
CBD                        826,150       100.0      648,291        100.0      27.4
------------------------------------------------------------------------- -----------
NOVEMBER                    2002           %          2001          %       Var.(%)
------------------------------------------------------------------------- -----------
Pao de Acucar              241,118        26.5      215,275         30.4      12.0
Extra                      449,661        49.5      343,047         48.5      31.1
Barateiro                  137,564        15.1      120,920         17.1      13.8
Extra-Eletro                24,425         2.7       27,968          4.0     -12.7
Se + Comprebem              56,522         6.2            -          -           -

------------------------------------------------------------------------- -----------
CBD                        909,290       100.0      707,210        100.0      28.6
------------------------------------------------------------------------- -----------
DECEMBER                    2002           %          2001          %       Var.(%)
------------------------------------------------------------------------- -----------
Pao de Acucar              300,976        26.1      278,166         28.6       8.2
Extra                      565,082        49.0      481,628         49.6      17.3
Barateiro                  179,247        15.5      165,144         17.0       8.5
Extra-Eletro                36,289         3.1       46,904          4.8     -22.6
Se + Comprebem              72,958         6.3            -          -           -
------------------------------------------------------------------------- -----------
CBD                      1,154,552       100.0      971,842        100.0      18.8
------------------------------------------------------------------------- -----------
4th QUARTER                 2002           %          2001          %       Var.(%)
------------------------------------------------------------------------- -----------
Pao de Acucar              779,598        27.0      706,712         30.4      10.3
Extra                    1,383,040        47.8    1,138,582         48.9      21.5
Barateiro                  450,032        15.6      378,455         16.3      18.9
Extra-Eletro                87,248         3.0      103,595          4.4     -15.8
Se + Comprebem             190,074         6.6            -          -           -
------------------------------------------------------------------------- -----------
CBD                      2,889,992       100.0    2,327,344        100.0      24.2
------------------------------------------------------------------------- -----------
ACCUM.  YEAR                2002           %          2001          %       Var.(%)
------------------------------------------------------------------------- -----------
Pao de Acucar            2,800,386        29.6    2,643,909         32.8       5.9
Extra                    4,422,481        46.8    3,925,693         48.8      12.7
Barateiro                1,526,778        16.1    1,106,561         13.7      38.0
Extra-Eletro               326,883         3.5      378,690          4.7     -13.7
Se + Comprebem             378,141         4.0            -          -           -
------------------------------------------------------------------------- -----------
CBD                      9,454,669       100.0    8,054,853        100.0      17.4
------------------------------------------------------------------------- -----------

Data per Division on December 31, 2002
                                    ----------------------------------------------------------------
                                           #              #             #        Sales area (m2)
                                       Checkouts      Employees      Stores
                                    ----------------------------------------------------------------
Pao de Acucar                            2,222         14,820          188             239,762
Extra                                    3,069         19,023           60             456,569
Barateiro                                1,601          7,960          148             177,540
Extra-Eletro                               170            760           54              36,709
Se + Comprebem                             839          5,060           50              69,143
----------------------------------------------------------------------------------------------------
Total Stores                             7,901          47,623         500             979,723
----------------------------------------------------------------------------------------------------
Headquarters                                            3,096
Loss prevention (security)                              3,519
Distribution Centers                                    3,660
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 15 of 17
----------------------------------------------------------------------------------------------------
CBD                                      7,901          57,898         500             979,723
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 16 of 17
--------------------------------------------------------------------------------

Productivity Indices*
In R$-  nominal (Corporate Law)

Sales per m2/month
                     ------------------------------------     --------------------------------------
                        4Q/02        4Q/01      Var (%)        Year 2002     Year 2001     Var (%)
---------------------------------------------------------     --------------------------------------
Pao de Acucar           1,181        1,049        12.6            1,067          995          7.2
Extra                   1,017         898         13.3             848           796          6.5
Barateiro                890          768         15.9             745           661         12.7
Extra-Eletro             777          838         -7.3             704           768         -8.3
---------------------------------------------------------     --------------------------------------
CBD                     1,024         922         11.1             880           827          6.4
---------------------------------------------------------     --------------------------------------

Sales per Employee/month
                     ------------------------------------     --------------------------------------
                        4Q/02        4Q/01      Var (%)        Year 2002     Year 2001     Var (%)
---------------------------------------------------------     --------------------------------------
Pao de Acucar          17,665       16,473         7.2            16,039        15,356        4.4
Extra                  24,244       21,083        15.0            19,952        18,315        8.9
Barateiro              19,081       18,250         4.6            16,658        15,890        4.8
Extra-Eletro           26,842       34,257       -21.6            23,912        23,901        0.0
---------------------------------------------------------     --------------------------------------
CBD                     21,097      19,297         9.3            18,124        17,485        3.7
---------------------------------------------------------     --------------------------------------

Average Ticket
                     ------------------------------------     --------------------------------------
                        4Q/02        4Q/01      Var (%)        Year 2002     Year 2001     Var (%)
---------------------------------------------------------     --------------------------------------
Pao de Acucar             19.6         18.5        5.9              18.5          17.4        6.3
Extra                     39.7         37.4        6.1              37.0          35.9        3.1
Barateiro                 15.3         12.5       22.4              13.4          11.8       13.6
Extra-Eletro             259.1        248.3        4.3             269.8         236.5       14.1
---------------------------------------------------------     --------------------------------------
CBD                       25.8         24.2        6.6              23.8          22.8        4.4
---------------------------------------------------------     --------------------------------------

Sales per Checkout/month
                     ------------------------------------     --------------------------------------
                        4Q/02        4Q/01      Var (%)           2002          2001       Var (%)
---------------------------------------------------------     --------------------------------------
Pao de Acucar          117,004      105,381       11.0           105,642        95,947       10.1
Extra                  153,539      140,704        9.1           128,123       120,041        6.7
Barateiro              96,420       78,986        22.1            80,962        67,138       20.6
Extra-Eletro           168,241      180,794       -6.9           152,981       175,401      -12.8
---------------------------------------------------------     --------------------------------------
CBD                    129,520      117,618       10.1           111,476       102,523        8.7
---------------------------------------------------------     --------------------------------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Note: The productivity indicators do not include the Se and Comprebem chains

Sales Breakdown (% of net sales)

                                ------------------------------------------------------------
                                  2001      1Q/02     2Q/02      3Q/02    4Q/02     2002
--------------------------------------------------------------------------------------------
Cash                                53.6%     53.5%      52.2%     53.8%    55.0%     53.7%
Credit Card                         29.1%     31.1%      32.9%     31.6%    31.8%     31.9%
Food Voucher                         6.3%      6.8%       6.6%      6.4%     6.3%      6.5%
Credit                              11.0%      8.6%       8.3%      8.2%     6.9%      7.9%
    Post-dated checks                6.2%      5.2%       4.9%      5.1%     4.2%      4.8%
    Customer credit financing        4.8%      3.4%       3.4%      3.1%     2.7%      3.1%
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[GRUPO PAO DE ACUCAR LOGO]                      Results of the 4th quarter, 2002
                                                                   Page 17 of 17
--------------------------------------------------------------------------------

Convertible Debentures and Change of Number of Shares

Debentures converted into preferred shares

----------------------------------------------------------------------------------------------------------
                                      Common Shares            Preferred Shares           Total of Shares
                                         (thousand)                  (thousand)                (thousand)
----------------------------------------------------------------------------------------------------------
12/31/2000                               62,858,755                  44,513,279               107,372,034
----------------------------------------------------------------------------------------------------------
   2nd issue                                                              2,000
03/31/2001                               62,858,755                  44,515,279               107,374,034
----------------------------------------------------------------------------------------------------------
   2nd issue                                                          4,171,492
   4th issue                                                              1,179
   Capital Increase                         612,056                     310,993
06/30/2001                               63,470,811                  48,998,943               112,469,755
----------------------------------------------------------------------------------------------------------

09/30/2001                               63,470,811                  48,998,943               112,469,755
----------------------------------------------------------------------------------------------------------
   Capital Increase                                                    591,385*
12/31/2001                               63,470,811                  49,590,328               113,061,139
----------------------------------------------------------------------------------------------------------

03/31/2002                               63,470,811                  49,590,328               113,061,139
----------------------------------------------------------------------------------------------------------
 Capital Increase                                                        3,400*
06/30/2002                               63,470,811                  49,593,728               113,064,539
----------------------------------------------------------------------------------------------------------

09/30/2002                               63,470,811                  49,593,728               113,064,539
----------------------------------------------------------------------------------------------------------
                                                                       121,600*
12/31/2002                               63,470,811                  49,715,328               113,186,139
----------------------------------------------------------------------------------------------------------
*stock option plan

--------------------------------------------------------------------------------------------------
COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                         Doris Pompeu
Investor Relations Manager                                  Tel: 55 (11) 3848 0887 ext.   208
Daniela Sabbag                                              Email: doris.pompeu@thomsonir.com.br
Financial Analyst
Tel: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br
--------------------------------------------------------------------------------------------------
                     Website: http://www.grupopaodeacucar.com.br/site_ri/ingles/

--------------------------------------------------------------------------------
The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------